EXHIBIT 16.1




April 26, 2005


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Gentlemen:

We were previously the principal accountants for Viking Capital Group, Inc. and, under the date of March 23, 2005, we reported on the consolidated financial statements of Viking Capital Group, Inc. as of and for the years ended December 31, 2004 and 2003.

On April 21, 2005, we informed Viking Capital Group, Inc. of our intention not to stand for re-election as the principal accountants. We have read Viking Capital Group, Inc.'s statements included under Item 4.01 of its Form 8-K dated April 26, 2005 and we agree with such statements, except that we are not in a position to agree or disagree with Viking Capital Group, Inc.'s statement that the Board of Directors has commenced the process, but not yet selected new independent auditors.

Very truly yours,



/s/KBA GROUP LLP